Contact

www.linkedin.com/in/whulbert
(LinkedIn)

Top Skills

Team Management
ASP.NET
React.js

Languages

English (Native or Bilingual)

Publications

Face recognition in a tactical environment

Face recognition using a pictorial-edit distance

Low-cost automated ultrasound for breast cancer detection and diagnosis

Face recognition for uncontrolled environments

Speckle reduction using stepped-frequency continuous wave ultrasound

Patents

System and method for noise reduction and signal enhancement of coherent imaging systems

William Hulbert

VP of Product Development at Koios Medical
South Orange, New Jersey, United States

Experience

Koios Medical
12 years 10 months

VP of Product Development
November 2012 - Present (12 years 6 months)
New York, New York, United States

Lead Design Engineer
July 2012 - June 2014 (2 years)
Piscataway, NJ

D&SCI
Research Engineer
October 2006 - July 2012 (5 years 10 months)
Eatontown, NJ

• Research, test, and optimize facial detection and recognition algorithms.

• Develop commercial, cross-platform software development kit (SDK) for facial detection, tracking, and recognition from the ground up.

• Design, develop, and implement enterprise level system for facial detection and recognition system.

• Setup and manage all related development support systems including version control, automated build and test systems, and any demonstration systems.

Education

Rutgers University
Bachelor's Degree, Electrical, Electronics and Communications Engineering · (2003 - 2007)